07004328

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 17530

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

FILED AS CONFIDENTIAL INFORMATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSTON, LEMON & CO. INCORPORATED

OFFICIAL USE ONLY
52-0819158
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 VERMONT AVE NW
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH, D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH I. MILLER (202) 842-5618 (Area Code — Telephone No.)

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

8484 WESTPARK DRIVE (Address) MCLEAN (City) VA (State) 22102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Johnston, Lemon & Co. Incorporated

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2006

Contents

ESTABLISHED 1920
JOHNSTON, LEMON & CO.
INCORPORATED
MEMBER
NEW YORK STOCK EXCHANGE
SIPC
1101 VERMONT AVENUE, N.W.
WASHINGTON, D.C. 20005-3585
(202) 842-5500/(800) 424-5158

Affirmation

We, the undersigned officers and directors, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules of Johnston, Lemon & Co. Incorporated, as of December 31, 2006, are true and correct. We further affirm that neither the Company nor any principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

In addition, as members of the New York Stock Exchange Inc., we affirm that the attached Consolidated Financial Statements and supplementary schedules as of December 31, 2006, will promptly be made available to those Johnston, Lemon & Co. Incorporated members whose signatures do not appear below.

Kenneth I. Miller
Senior Vice President and
Chief Financial Officer

Thomas T. Wallace
Chief Executive Officer and
President

Notary Public

My Commission Expires July 31, 2007

JOHNSTON, LEMON & CO. INCORPORATED

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2006 with Report and Supplementary Report of Independent Registered Public Accounting Firm

0701-0795458-MCL

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (the Company) as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated as of December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2007

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 387,831
Securities owned, at market value *(Notes 2 and 4)*	8,609,257
Receivable from clearing organization	65,387
Office equipment and leasehold improvements, net of accumulated depreciation of $1,336,776 *(Note 1)*	93,166
Other assets *(Note 7)*	1,426,858
Total assets	$ 10,582,499
Liabilities and stockholders' equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 66,318
Accrued compensation	474,453
Accounts payable and accrued expenses	387,906
Current taxes payable *(Note 8)*	130,426
Deferred tax liability (*Note 8*)	1,356,561
Total liabilities	2,415,664
Commitments and contingencies *(Notes 3 and 4)*	
Stockholders' equity:	
Class A capital stock, $3.125 par value (1,040,000 shares authorized; 654,600 shares issued and outstanding)	2,045,625
Class B capital stock, $3.125 par value (1,040,000 shares authorized; 8,000 shares issued and outstanding)	25,000
Additional paid-in capital	1,894,740
Retained earnings	4,201,470
Total stockholders' equity	8,166,835
Total liabilities and stockholders' equity	$ 10,582,499

See accompanying notes.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Income

Year ended December 31, 2006

Revenues:	
Net gain on sale of NYSE membership and stock	$ 5,060,725
Unrealized appreciation on NYSE stock	1,142,784
Fund revenues	2,502,072
Service fees	2,192,465
Agency commissions	2,086,844
Interest income, net	337,127
Syndicate transactions	331,261
Principal transactions	320,336
Other revenue	97,037
Total revenues	14,070,651
Expenses:	
Employee compensation and benefits *(Note 9)*	5,276,128
Occupancy and equipment *(Notes 1 and 3)*	579,199
Communications	471,929
Sales support	348,792
Clearing and exchange fees	400,707
Regulatory fees and expenses	270,548
Other operating expenses	189,630
Total expenses	7,536,933
Income before income tax expense	6,533,718
Income tax expense *(Note 8)*	2,704,152
Net income	$ 3,829,566

See accompanying notes.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Stockholders' Equity

	Class A Capital Stock	Class B Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 2,045,625	$ 25,000	$ 1,894,740	$ 1,613,904	$ 5,579,269
Net income	–	–	–	**3,829,566**	**3,829,566**
Dividend paid to Parent Company	–	–	–	**(1,242,000)**	**(1,242,000)**
Balance at December 31, 2006	**$ 2,045,625**	**$ 25,000**	**$ 1,894,740**	**$ 4,201,470**	**$ 8,166,835**

See accompanying notes.

1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in servicing as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns revenues from several sources including agency commissions, fund revenues, principal transactions, syndicate transactions, account, alliance fees in lieu of commissions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned including securities sold but not yet purchased, securities held for trading purposes, and marketable equity securities held for investment purposes are valued based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $3,624,256 at December 31, 2006. At December 31, 2006, securities owned consisted of the following:

	Securities Owned	Securities Sold but Not Yet Purchased
Trading and syndicate positions:		
Corporate securities	$ 36,662	$ 560
Municipal securities	187,292	60,775
Taxable fixed income	80,241	4,983
Investment positions:		
U.S. government securities	2,963,860	–
Money market	1,722,165	–
Corporate securities *	3,619,037	–
	$ 8,609,257	$ 66,318

* Represents NYSE restricted stock

On March 8, 2006 in exchange for its NYSE exchange membership, the Company received $404,460 and 78,601 shares of NYSE Group, Inc. stock worth $5.2 million pursuant to a merger agreement dated April 20, 2005 between New York Stock Exchange, Inc. and Archipelago Holdings, Inc. The gain generated from this transaction is reported in the consolidated statement of income. In May, 2006, the Company sold 38,127 shares of the NYSE Group stock. At December 31, 2006, the remaining NYSE stock is restricted for sale with restrictions released March 7, 2008 (14,274 shares) and March 7, 2009 (26,200 shares).

The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2012. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges. Rent expense allocated to the Company for the year ended December 31, 2006 was $447,518, net of allocations to the Holding Company and affiliates (see Note 7).

Minimum lease obligations under the noncancelable lease, before allocations to the Holding Company and affiliates, are as follows:

2007	$ 696,000
2008	757,000
2009	776,000
2010	795,000
2011	815,000
2012	413,000
	$ 4,252,000

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any claims.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks (continued)

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,741,149, which was $2,491,149 in excess of required net capital. The Company's net capital ratio was .84 to 1.

6. Reconciliation of Assets and Liabilities to Regulatory Reports

The X-17 A-5 pertains to the non-consolidated Broker Dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the Broker Dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2006, on Form X-17 A-5, filed with the SEC is as follows:

6. Reconciliation of Assets and Liabilities to Regulatory Reports (continued)

	Amount per Form X-17 A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 382,551	$ 5,280	$ 387,831
Receivables from clearing organization	65,387	–	65,387
Securities	8,933,293	(324,036)	8,609,257
Office equipment	89,326	3,840	93,166
Other assets	1,423,193	3,665	1,426,858
	$ 10,893,750	$(311,251)	$ 10,582,499
Liabilities			
Securities sold but not yet purchased	$ 66,318	$ –	$ 66,318
Accrued comp, accounts payable, accrued expenses, and deferred taxes payable	2,600,408	(251,062)	2,349,346
	2,666,726	(251,062)	2,415,664
Stockholders' equity	8,227,024	(60,189)	8,166,835
	$ 10,893,750	$(311,251)	$ 10,582,499

7. Related Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges.

Net amounts receivable from these affiliates totaled $1,265,451 at December 31, 2006 and is included in other assets in the accompanying consolidated financial statements.

The Company is a party to an agreement with the Parent Company. Under this agreement, the Company is assessed the greater of a charge of 8% of income before tax and before gain or loss on passive investments including interest for the use of capital, general, and administrative expenses and to support current and future investments of the

7. Related Party Transactions (continued)

Parent Company or a capital utilization fee determined by applying an interest rate to the capital of the Company. The Company was assessed a charge of $288,857 under this arrangement for the year ended December 31, 2006.

8. Income Taxes

Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

The income tax expense consisted of the following for the year ended December 31, 2006:

Current provision (benefit):	
Federal	$ 896,180
State	274,657
Total current	1,170,837
Deferred provision	1,533,315
	$ 2,704,152

8. Income Taxes (continued)

The deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under SFAS No. 109, the components of the net deferred tax liability were as follows at December 31, 2006:

Unrealized appreciation	$(1,477,373)
Provision for losses in excess of deductions	96,140
Accrued compensation	8,505
Depreciation	570
Other	15,597
	$(1,356,561)

The effective income tax rate of 41.5% differs from the statutory federal tax rate of 35% for the year ended December 31, 2006, primarily due to state and local taxes, the non-allowable portion of travel and entertainment expenses, and tax-exempt interest income.

9. Employee Benefit Plans

The Holding Company has a defined contribution Savings Plan covering substantially all full-time Company employees. The Holding Company also provides certain health and life insurance benefits for active Company employees. Benefit expenses for the year ended December 31, 2006 were $224,035.

Supplemental Information

Johnston, Lemon & Co. Incorporated

Schedule I—Schedule of Non-Allowable Assets

December 31, 2006

Securities owned, not readily marketable at estimated fair value	$ 3,624,256
Office equipment and leasehold improvements, net	89,326
Receivable from affiliates	1,280,701
Income taxes receivable and other assets	142,492
	$ 5,136,775

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JOHNSTON, LEMON & CO. INCORPORATED as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 8,166,835	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			8,166,835	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 8,166,835	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 5,136,775	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges	127,029	3610	(5,263,804)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 2,903,031	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	14,854	3735		
2. Debt securities	19,634	3733		
3. Options		3730		
4. Other securities	127,394	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(161,882)	374
10. Net Capital			$ 2,741,149	375

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JOHNSTON, LEMON & CO. INCORPORATED as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 153,560	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 250,000	3760
14. Excess net capital (line 10 less 13)		$ 2,491,149	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		22 $ 2,441,149	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 2,303,400	3790
17. Add:			
A. Drafts for immediate credit	21 $ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	3830
19. Total aggregate indebtedness		$ 2,303,400	3840
20. *Percentage of aggregate indebtedness to net capital* (line 19 ÷ by line 10)		% 84	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JOHNSTON, LEMON & CO. INCORPORATED **as of** 12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm PERSHING LLC [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Johnston, Lemon & Co. Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Johnston, Lemon & Co. Incorporated (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2007

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